Exhibit 99.1

YAMANA ANNOUNCES COPPER PURCHASE AGREEMENT IN RELATION TO FUNDING ITS RIACHO DOS MACHADOS ACQUISITION
--A Strategic Alternative to Increase Gold Exposure --

TORONTO, ONTARIO, March 31, 2016 – YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) ("Yamana" or the "Company") hereby announces that it has entered into a copper purchase agreement with Altius Minerals Corporation (TSX:ALS) ("Altius") (the "Copper Purchase Agreement"), pursuant to which Altius will pay Yamana total advanced payments of $60 million in cash consideration plus 400,000 Altius warrants.  The Copper Purchase Agreement provides Altius with the right to receive payments of copper related to production from the Company's Chapada mine in Brazil.  A non-refundable deposit of $8 million has been paid to Yamana in consideration of the Copper Purchase Agreement with the balance of the advanced payment owing and the Altius warrants expected to be received on May 3, 2016.  Altius will only be entitled to receive payments of copper subject to the balance of advanced payment being paid in full.

Concurrently with the Copper Purchase Agreement,  the Company has completed the purchase of all rights and interests of Macquarie Bank Limited in certain project loan facilities, gold purchase agreements, related guarantees and security entered into with Mineracão Riacho dos Machados Ltda. ("MRDM").  MRDM is the owner of the Riacho dos Machados gold mine in Minas Gerais State, Brazil ("RDM"). This transaction is one of several agreed upon steps toward the Company's Brio Gold division's acquisition of RDM.  Total consideration for this transaction is approximately $48.5 million, net of closing adjustments and inclusive of transaction expenses, which is approximately $3 million less than previously announced.  It is currently anticipated that the final acquisition of RDM through an agreed upon restructuring procedure will close in May 2016.  Any economic benefit relating to RDM will accrue to Brio Gold effective March 31, 2016.

The Copper Purchase Agreement has been entered into to finance the purchase of RDM.  The Copper Purchase Agreement is one of various alternatives the Company evaluated to finance the ultimate acquisition of RDM.  The Copper Purchase Agreement de-leverages the Company's exposure to copper, a secondary metal, to increase exposure to gold, the Company's primary metal, and increase the potential intrinsic value of the Brio Gold division.

Peter Marrone, the Company's Chairman and Chief Executive Officer provided a comment as follows: "The copper purchase transaction will allow us to complete a highly accretive acquisition of an asset that is strategic to and improves our Brio Gold division.  It is a low cost alternative means to finance that acquisition.  It will also increase gold exposure while reducing our copper exposure.  We will be significantly increasing potential future cash flow from gold for a modest reduction in future cash flow from copper.  Proceeds from the copper purchase transaction that are not applied to the acquisition will increase cash balances and reduce net debt."

(All amounts are expressed in United States dollars unless otherwise indicated.)

By completing the Copper Purchase Agreement at the same time as completing the acquisition of Macquarie's interest in MRDM, for almost the same consideration, in the short- to medium-term the Company is effectively swapping approximately 3 million pounds of annual copper production for 100,000 ounces of annual gold production.  The short-term cash flow accretion is expected to be significant.

With the completion of the acquisition of RDM, Yamana will own three producing mines in its Brio Gold division with a combined initial annualized production at full capacity of approximately 250,000 gold ounces, which would further increase to approximately 350,000 gold ounces assuming the recommissioning of C1 Santa Luz, at an all-in sustaining cost of approximately $800 per ounce.  For 2016, the Brio Gold division's consolidated production is expected to be at least 180,000 gold ounces, including expected attributable production of approximately 30,000 gold ounces from RDM, with annual production of 250,000 gold ounces beginning in 2017, which would be RDM's first full year of production.  Alternatives for financing the recommissioning of C1 Santa Luz will be evaluated once certain pending technical evaluations are completed, although one available alternative would be for the Brio Gold division to self-fund that recommissioning with cash flow generated from its three producing mines  beginning in 2017.

Terms of the Copper Purchase Agreement

The general terms of the Copper Purchase Agreement are outlined as follows:

(A)	Yamana will receive total consideration of approximately $61 million consisting of:
i.	An $8 million non-refundable cash deposit which was paid on March 31, 2016;
ii.	A $52 million cash payment payable on May 3, 2016; plus
iii.	400,000 Altius warrants with a strike price of CAD$14.00 and a term of five years to be issued on May 3, 2016.

(B)	Altius will pay 30% of the spot price per pound of copper at the time of metal delivery.

(C)	Delivery of copper with the first targeted payment on July 5, 2016 will be 3.70% of payable copper referenced from Chapada (the "Base Rate"), subject to the following conditions:

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i.	A 1.05% reduction to the Base Rate to the lower rate of 2.65% of payable copper if a specified expansion of Chapada occurs. This rate decrease will be deemed effective at such time as throughput increases to an annualized run rate of more than 26 million tonnes for a period of 150 days with a corresponding increase in copper production from a base rate for copper production of not less than 33%; and
ii.	A reduction to a tail rate of 1.5% of payable copper once total payable copper delivered to Altius reaches 75 million pounds.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company's strategy, plans or future financial or operating performance, the outcome of the legal matters involving the damages assessment and any related enforcement proceedings.  Forward-looking statements are characterized by words such as "plan," "expect", "budget", "target", "project", "intend," "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company's expectations in connection with the expected production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, the impact of the proposed new mining law in Brazil and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, and the Mexican Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company's hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risk related to non-core asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company's current and annual Management's Discussion and Analysis and the Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company's expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company's plans and objectives and may not be appropriate for other purposes.

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